Exhibit 99.1

United Maritime Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2023 and Declares Dividend of $0.075 Per Share

Highlights
(in million USD, except for per share data)	Q2 2023	6M 2023
Net Revenues	$10.0	$12.8
Net loss	$(3.0)	$(7.9)
Adjusted net loss[1]	$(2.1)	$(5.7)
EBITDA[1]	$1.0	$(1.7)
Adjusted EBITDA[1]	$2.0	$0.5

Loss per share Basic & Diluted	$(0.37)	$(1.00)
Adjusted loss per share Basic[1] & Diluted[1]	$(0.25)	$(0.72)

Other Highlights and Developments:

◾	Successful completion of the first investment cycle:
o	Sale of our remaining LR2 tanker vessel for a gross sale price of $37.5 million, realizing a return on equity of approximately 400%
o	$48 million combined profit from the sale and purchase transactions of four tanker vessels in less than one year
◾	Expansion through the second investment cycle, focusing on larger size dry bulk vessels:
o	Agreements to acquire two more Japan built Panamax dry bulk vessels including a bareboat-in charter with purchase option
o	$143.6 million[2] investment for two Capesize, two Kamsarmax and three Panamax vessels with no dilution for our shareholders
◾	Quarterly cash dividend of $0.075 per share for Q2 2023 - total cash dividends of $1.225 per share or $9.4 million declared since November 2022
◾	Executed buybacks of about $0.2 million common shares in Q2 2023 - total repurchases of approximately $3.4 million common shares at an average price of $1.84 during the last 12 months

August 3, 2023 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the second quarter and six months ended June 30, 2023. The Company also declared a quarterly dividend of $0.075 per common share for the second quarter of 2023.

For the quarter ended June 30, 2023, the Company generated Net Revenues of $10.0 million and recorded an Adjusted EBITDA1 of $2.0 million. Net Loss and Adjusted Net Loss for the quarter were $3.0 million and $2.1 million, respectively. The Time Charter Equivalent rate (“TCE rate”) of the fleet for the second quarter of 2023 was $16,072 per day.

For the six-month period ended June 30, 2023, the Company generated Net Revenues of $12.8 million and recorded an Adjusted EBITDA of $0.5 million. Net Loss and Adjusted Net Loss for the first six-month period were $7.9 million and $5.7 million, respectively. The TCE rate of the fleet for the first six months of 2023 was $14,335 per day.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Including bareboat payments and purchase option prices for the two bareboat-in Panamax vessels

Cash and cash-equivalents and restricted cash as of June 30, 2023, stood at $7.3 million. Shareholders’ equity at the end of the second quarter was $59.2 million, while long-term debt, finance lease liability and other financial liabilities, net of deferred charges stood at $78.2 million as of June 30, 2023. The book value of our fleet as of June 30, 2023, stood at $138.4 million, including a chartered-in Panamax vessel, the advance paid for the acquisition of one Panamax vessel and the remaining LR2 tanker as held for sale.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In the second quarter of 2023, we agreed to sell our remaining tanker vessel, the M/T Epanastasea, completing our first highly profitable investment cycle. The gross sale price of $37.5 million yielded a gain of 88% on the purchase price and approximately 400% on the equity capital employed to acquire the M/T Epanastasea. The accounting profit, estimated at approximately $12 million, will be recorded in the third quarter of 2023. This sale marks the end of a series of successful tanker sale and purchase transactions, resulting in a solid profit of approximately $48 million, less than a year from the delivery of the first vessel to United. The net sales proceeds have been reinvested to regrow our fleet with focus on the larger dry bulk vessels. In addition, we have distributed significant returns to our shareholders through share repurchases and cash dividends. For the second quarter, our board has approved another dividend of $0.075 per share. Since the commencement of our operations, we have declared cash dividends of $1.225 per share, representing 46% of our recent closing price. Moreover, in the last 12 months following the only equity offering, since initial listing, we have bought back $6,194,328 worth of our shares at an average price of $1.84 per share.

“During the second quarter of 2023, we agreed to add another two Japanese built Panamax dry bulk vessels to our fleet. The first vessel, built in 2015, was delivered to us in August and chartered in for 12 months on a bareboat basis with a purchase option. The second vessel, built in 2011, will be purchased outright and is expected to be delivered to us by October 2023. The aggregate acquisition price for both vessels will be approximately $44.8 million, which we expect to fund through a combination of debt and equity. Upon the delivery of the second vessel, our fleet size will increase to eight dry bulk vessels. The aggregate investment of $143.6 million, across two Capesize, three Panamax and two Kamsarmax vessels, has been funded to date through the proceeds from our first investment cycle, without diluting our shareholders, while keeping leverage at reasonable levels. We are driven by our commitment to balance high returns on capital and shareholder distributions, and we are confident that the timing of our dry bulk investments will allow us to achieve both.

“Our results for the second quarter were affected by the transitional growth stage of our fleet, low fleet utilization due to the dry-docking of the M/V Tradership, as well the increased volatility and a lack of clear direction observed in the dry bulk market, as the optimism seen in March and April gave way to lower charter rates in the following months. In the Panamax segment, charter rates are weighed down by the release of vessels from the suspension of the Ukraine grain corridor, while the coal trade slowed down relative to prior months and after peaking in March. Furthermore, as regards to the dry bulk market at-large, improved port efficiencies, mainly in China, have increased effective fleet supply exerting pressure on charter rates. We expect that the strong dry bulk ton-mile demand seen currently will translate into higher charter rates as supply disruptions normalize during the coming quarters.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Jan-24	Jun-24
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Jun-23	Dec-23
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Aug-24	Jan-25
Oasea	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi	T/C Index Linked(2)	Mar-24	Jul-24
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Jul-24
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Feb-24	Jun-24
Synthesea(4)	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Oct-24	Jan-25
Epanastasea(5)	Tanker / LR2	109,647	2008	Dalian	Spot	-	-
Total/Average age		955,340	14.5 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for periods ranging between one and 12 months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Third Quarter 2023 TCE Guidance.”

(3)	The vessel is operated by the Company under an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter.

(4)	The vessel is operated by the Company under a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter.

(5)	The vessel is scheduled to be delivered to its new owner by mid-August 2023.

Vessel to be delivered:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
Santa Barbara tbr Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima

Fleet Data:

	Q2 2023	6M 2023
Ownership days(1)	611	916
Operating days(2)	570	815
Fleet utilization(3)	93.3%	89.0%
TCE rate(4)	$16,072	$14,335
Daily Vessel Operating Expenses(5)	$6,714	$7,063

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2023	6M 2023
Vessel revenue, net	10,011	12,832
Less: Voyage expenses	850	1,149
Time charter equivalent revenues	9,161	11,683
Operating days	570	815
TCE rate	$16,072	$14,335

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2023	6M 2023
Vessel operating expenses	6,026	9,137
Less: Pre-delivery expenses	1,924	2,667
Vessel operating expenses before pre-delivery expenses	4,102	6,470
Ownership days	611	916
Daily Vessel Operating Expenses	$6,714	$7,063

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2023	6M 2023
Net loss	(3,027)	(7,914)
Add: Net interest and finance cost	1,722	2,692
Add: Depreciation and amortization	2,343	3,569
EBITDA	1,038	(1,653)
Add: Stock based compensation	957	2,175
Adjusted EBITDA	1,995	522

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Loss and Adjusted Net Loss Reconciliation and calculation of Adjusted Loss Per Share

(In thousands of U.S. Dollars)

	Q2 2023	6M 2023
Net loss	(3,027)	(7,914)
Add: Stock based compensation	957	2,175
Adjusted net loss	(2,070)	(5,739)
Adjusted net loss – common stockholders, basic and diluted	(2,087)	(5,816)
Adjusted loss per common share, basic and diluted	(0.25)	(0.72)
Weighted average number of common shares outstanding, basic and diluted	8,291,751	8,030,666

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share, both non-GAAP financial measures, from Net Income/(Loss), we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2023	6M 2023
Interest and finance costs, net	(1,722)	(2,692)
Add: Amortization of deferred finance charges and other discounts	196	370
Cash interest and finance costs	(1,526)	(2,322)

Third Quarter 2023 TCE Rate Guidance:

As of the date hereof, approximately 47% of the Company fleet’s expected operating days in the third quarter of 2023 have been fixed at an estimated TCE rate of approximately $19,490. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to the average Forward Freight Agreement (“FFA”) rate of $11,710 per day (based on the FFA curve of July 27, 2023), our estimated TCE for the third quarter of 2023 will be approximately $15,9803. Our TCE rate guidance for the third quarter of 2023 includes conversions of index-linked charter to fixed.

3 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the weighted average of the Capesize (BCI) and Panamax (BPI) FFA rate of $11,710 based on the curve of July 27, 2023. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Second Quarter and Recent Developments:

Dividend Distribution for Q1 2023 and Declaration of Q2 2023 Dividend

On July 6, 2023, the Company paid the previously announced quarterly dividend of $0.075 per common share, for the first quarter of 2023, to all shareholders of record as of June 22, 2023.

The Company also declared a cash dividend of $0.075 per common share for the second quarter of 2023 payable on or about October 6, 2023 to all shareholders of record as of September 22, 2023.

Buyback of Common Shares – 3rd Repurchase Plan

During the second quarter of 2023, we repurchased 67,231 common shares in open market transactions at an average price of $2.9 per share for an aggregate consideration of $0.2 million pursuant to the $3.0 million share repurchase program commenced in October 2022, as extended to date. Since the beginning of the third repurchase plan, 67,294 common shares have been cancelled and removed from our share capital as of the date of this release.

Vessel transactions and commercial updates

Delivery of M/V Cretansea

In April 2023, the Company took delivery of the 81,508 dwt M/V Cretansea built in 2009 in Japan. The M/V Cretansea was acquired for a gross purchase price of $19.7 million, which was funded by cash on hand and financing through a sale and leaseback transaction. The M/V Cretansea is chartered out to a major European charterer for a period with a minimum redelivery of April 2024 up to maximum redelivery of July 2024, at an index-linked rate.

Bareboat Charter Agreement for a Panamax dry bulk carrier – M/V Synthesea

In April 2023, the Company entered into a bareboat charter agreement for a 78,020 dwt Panamax bulk carrier built in 2015 in Japan, which was renamed Synthesea and delivered to United on August 1, 2023. The vessel is chartered under a 12-month bareboat charter agreement, with a down payment of $7.0 million, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $27.0 million.

Acquisition of a Panamax dry bulk carrier - M/V Exelixsea

In June 2023, the Company entered into an agreement to acquire a Panamax dry bulk vessel built in 2011 in Japan, with a cargo carrying capacity of 76,361 dwt, to be renamed Exelixsea. The aggregate purchase price is $17.8 million, and its acquisition is expected to be funded with cash on hand and through the facility agreement with the lender of the M/T Epanastasea. The M/V Exelixsea will substitute M/T Epanastasea as collateral, assuming the $15.0 million outstanding under the respective loan tranche, under similar terms. The vessel is expected to be delivered to the Company between August and October 2023.

Sale of M/T Epanastasea

In May 2023, the Company entered into an agreement with an unaffiliated third party for the sale of its remaining LR2 tanker vessel, the 2008-built M/T Epanastasea. The vessel is scheduled to be delivered to its new owner by mid-August 2023. The vessel’s gross sale price is $37.5 million, and the transaction is subject to customary closing procedures. The accounting profit from the sale of the M/T Epanastasea is expected to be approximately $12.0 million and will be realized in the third quarter of 2023.

Financing Updates

M/V Cretansea Sale and Leaseback

On April 26, 2023, following the delivery of the M/V Cretansea, the Company entered into a $12.25 million sale and leaseback facility provided by a European lessor to finance part of the acquisition cost of the vessel. The charterhire principal bears an interest rate of 4.25% plus 3-month Term SOFR and amortizes over a five-year term, through 60 consecutive monthly instalments of $0.1 million. The Company has the option to repurchase the vessel at any time during the bareboat period and a purchase obligation at a price of $6.4 million at maturity.

Update on Number of Common Shares Issued and Outstanding

As of July 31, 2023, the Company has 8,892,149 common shares issued and outstanding. This includes 1,037,230 shares issued pursuant to exercises of Class A warrants for aggregate proceeds of $2.7 million.

Conference Call:

The Company’s senior management will host a conference call to discuss the financial results today, Thursday, August 3, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call through the Company’s website. To listen to the archived audio file, visit the “Investors” section of our website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	7,282	69,932
Vessels, vessels held for sale, right-of-use assets, net and advances for vessels’ acquisitions	138,437	50,200
Other assets	7,861	5,523
TOTAL ASSETS	153,580	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	78,248	42,606
Other liabilities	16,156	18,481
Stockholders’ equity	59,176	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	153,580	125,655

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months period ended June 30, 2023	Six months period ended June 30, 2023
Vessel revenue, net	10,011	12,832
Expenses:
Voyage expenses	(850)	(1,149)
Vessel operating expenses	(6,026)	(9,137)
Management fees	(594)	(826)
General and administrative expenses	(1,506)	(3,325)
Depreciation and amortization	(2,343)	(3,569)
Operating loss	(1,308)	(5,174)
Other expenses:
Interest and finance costs, net	(1,722)	(2,692)
Other, net	3	(48)
Total other expenses, net:	(1,719)	(2,740)
Net loss	(3,027)	(7,914)
Net loss attributable to common stockholders	(3,044)	(7,991)

Net loss per common share, basic and diluted	(0.37)	(1.00)
Weighted average number of common shares outstanding, basic and diluted	8,291,751	8,030,666

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

Six months period ended June 30, 2023
Net cash used in operating activities	(844)
Net cash used in investing activities	(75,776)
Net cash provided by financing activities	13,970

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of one LR2 tanker vessel and seven dry bulk vessels, comprising three Capesize, two Kamsarmax and two Panamax vessels. Upon completion of the delivery of the M/V Exelixsea and the sale of the M/T Epanastasea, the Company’s operating fleet will consist of eight dry bulk vessels (three Capesize, two Kamsarmax and three Panamax), with an aggregate cargo carrying capacity of 922,054 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com